Exhibit 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 2nd day of January 2015.

CORAL BLUE INVESTMENT PTE. LTD.

By:	/s/ Arjun Khullar
Name: Arjun Khullar
Title: Director

GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo
Name: Jimmy Teo
Title: Senior Vice President

By:	/s/ Lim Eng Kok
Name: Lim Eng Kok
Title: Senior Vice President